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77C: Submission of matters to a vote of security holders

At the Special Meeting of Shareholders of FFI Institutional Tax-Exempt Fund held on December 17, 2015, shareholders were asked to vote on the following proposal:

          Proposal 1. To approve an agreement and plan of reorganization (the "reorganization agreement) between FFI Institutional Tax-Exempt Fund, MuniCash and Master Institutional Tax-Exempt Portfolio and to instruct FFI Institutional Tax-Exempt Fund to approve the reorganization agreement.

With respect to this Proposal, the shares of the Fund were voted as follows:

                   For              Against            Abstain
              1,095,583,928        1,171,690          2,142,195